02058900

FORM 6K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

RECD S.E.C.

SEP 26 2002

1086

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number 0-15276

PROCESSED

OCT 01 2002

THOMSON
FINANCIAL

For the month of: **September, 2002**

CLEARLY CANADIAN BEVERAGE CORPORATION
(Translation of registrant's name into English)

2489 Bellevue Avenue,
West Vancouver, British Columbia, Canada V7V 1E1
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F __X__ Form 40-F _____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____ No __X__

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 - ___]

This Form 6-K consists of:

1. Summary of material change (as stated below).

2. News Release dated September 25, 2002 (as attached).

CLEARLY CANADIAN ANNOUNCES APPOINTMENT OF SENIOR VICE PRESIDENT OF MARKETING AND SALES

VANCOUVER, B.C., September 25, 2002 --- Clearly Canadian Beverage Corporation (TSX: CLV; OTCBB: CCBC) today is pleased to announce the appointment of Kevin Doran as Senior Vice President, Marketing and Sales for the Company.

Reporting to the Company's Chief Operating Officer, Tom Koltai, Mr. Doran will be responsible for contributing towards the development and execution of sales and marketing strategies and objectives for the Company in Canada, the United States, and internationally. Mr. Doran brings with him many years of senior sales and marketing experience, together with demonstrated results and performance at the highest levels. Most recently Mr. Doran was Vice President Sales, Marketing, and Logistics for BC Hot House Foods Inc. where over a five year period he led the company to significant sales growth and meaningful chain penetration by a Canadian food exporter into the United States. Prior to this, Mr. Doran held several senior marketing and merchandising roles at Shoppers Drug Mart, Canada's largest retail drug store group.

"Mr. Doran's extensive experience in consumer goods will be invaluable for our customers," said Douglas Mason, President of Clearly Canadian Beverage Corporation. "We can now draw on the resources of Mr. Doran's vast sales and marketing experience and past proven successes to further our objectives of sales growth and overall profitability for the Company," said Mason.

Subject to any necessary regulatory and board of directors approvals, the Company has granted incentive stock options to Mr. Doran to acquire up to an aggregate of 40,000 shares of the Company. Such stock options have been granted for a 10 year term and are exercisable at a price of $1.00 Cdn per share (based on the average closing price of the Company's shares on The Toronto Stock Exchange over the preceding 10 day trading period).

Based in Vancouver, B.C., the Company markets premium alternative beverages and products, including Clearly Canadian® sparkling flavored water, Clearly Canadian O+2® and Tré Limone™, which are distributed in the United States, Canada and various other countries. The Company also holds the exclusive license to manufacture, distribute and sell certain Reebok beverage products in the United States, Canada and the Caribbean. Additional information on the Company may be obtained on the world wide web at www.clearly.ca.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 25th day of August, 2002.

CLEARLY CANADIAN BEVERAGE CORPORATION
(Registrant)

By: ______________________
Bruce E. Morley, Chief Legal Officer

CLEARLY
CANADIAN®

FOR IMMEDIATE RELEASE

CLEARLY CANADIAN ANNOUNCES APPOINTMENT OF SENIOR VICE PRESIDENT OF MARKETING AND SALES

VANCOUVER, B.C., September 25, 2002 --- Clearly Canadian Beverage Corporation (TSX: CLV; OTCBB: CCBC) today is pleased to announce the appointment of Kevin Doran as Senior Vice President, Marketing and Sales for the Company.

Reporting to the Company's Chief Operating Officer, Tom Koltai, Mr. Doran will be responsible for contributing towards the development and execution of sales and marketing strategies and objectives for the Company in Canada, the United States, and internationally. Mr. Doran brings with him many years of senior sales and marketing experience, together with demonstrated results and performance at the highest levels. Most recently Mr. Doran was Vice President Sales, Marketing, and Logistics for BC Hot House Foods Inc. where over a five year period he led the company to significant sales growth and meaningful chain penetration by a Canadian food exporter into the United States. Prior to this, Mr. Doran held several senior marketing and merchandising roles at Shoppers Drug Mart, Canada's largest retail drug store group.

"Mr. Doran's extensive experience in consumer goods will be invaluable for our customers," said Douglas Mason, President of Clearly Canadian Beverage Corporation. "We can now draw on the resources of Mr. Doran's vast sales and marketing experience and past proven successes to further our objectives of sales growth and overall profitability for the Company," said Mason.

Subject to any necessary regulatory and board of directors approvals, the Company has granted incentive stock options to Mr. Doran to acquire up to an aggregate of 40,000 shares of the Company. Such stock options have been granted for a 10 year term and are exercisable at a price of $1.00 Cdn per share (based on the average closing price of the Company's shares on The Toronto Stock Exchange over the preceding 10 day trading period).

Based in Vancouver, B.C., the Company markets premium alternative beverages and products, including Clearly Canadian® sparkling flavored water, Clearly Canadian O+2® and Tré Limone™ which are distributed in the United States, Canada and various other countries. The Company also holds the exclusive license to manufacture, distribute and sell certain Reebok beverage products in the United States, Canada and the Caribbean. Additional information on the Company may be obtained on the world wide web at www.clearly.ca.

CLEARLY CANADIAN BEVERAGE CORPORATION

[signature]

Douglas L. Mason
Chief Executive Officer and President

For further information please contact:
Kelly Lendvoy, Director, Communications and Public Affairs
(e-mail: klendvoy@clearly.ca)
Clive Shallow, Manager, Shareholder Relations
(e-mail: cshallow@clearly.ca)
800/663-5658 (USA) or 800/663-0227 (Canada)